

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 14, 2016

Christopher Sabec
Chief Executive Officer
Rightscorp, Inc.
3100 Donald Douglas Loop North
Santa Monica, CA 90405

> **Re:** **Rightscorp, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 16, 2016**
> **File No. 333-199991**

Dear Mr. Sabec:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments we are referring to our letter dated February 19, 2015.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With respect to the third-party statements added in your most recent amendment including, but not limited to, reports from WGA West and Nashville Songwriters Association International, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus.

2. We note that you cite to the URLs for various websites on page 16. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information

that is accessible through the hyperlinked website as if it were part of the filing. Refer to SEC Release No. 33-7856 for further guidance regarding the use of hyperlinks in your prospectus.

Business

Overview, page 16

3.   We note your disclosure stating that "[w]ithout Rightscorp, Inc., any creator of music, motion pictures, television shows, books and software is faced with the reality that their work and property may be distributed for free worldwide on the internet," and "[w]ithout Rightscorp, there is little recourse available to them to reduce the harm they incur from the illegal distribution." Please tell us why you believe that owners of intellectual property have "little recourse" to other options to identify and collect settlements related to unlawful distribution of protected works. Alternatively, revise to deemphasize the statement that your solutions are the only options for rights holders.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 29

4.   We note that you present certain measures related to STWA's financial performance during Mr. Kyte's tenure as Chief Financial Officer. When referencing the prior performance of Mr. Kyte at STWA, please consider expanding your disclosure to provide additional information, for example STWA's revenue and net income growth during those periods. Additionally, ensure your discussion is balanced with any material challenges encountered during his tenure as CFO of STWA.

Signatures, page 47

5.   Your registration statement must be signed by the controller or principal accounting officer or the person performing a similar function. Please include the required signature or identify the person signing the registration statement in this capacity in your next amendment. Refer to the Instructions to the Signatures section of Form S-1.

You may contact Juan Migone, Staff Accountant at (202) 551-3312, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Jeff Cahlon, Esq.
       Sichenzia Ross Ference Friedman LLP